400 – 1818 Cornwall Avenue, Vancouver, British Columbia, Canada V6J 1C7
Tel: (604) 732-6124 Fax: (604) 874-6124
Via EDGAR
April 25, 2011
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 2561
Washington, DC 20549
Re:	lululemon athletica inc. Preliminary Schedule 14A Filed March 28, 2011 File No. 001-33608
Dear Mr. Reynolds:
     Thank you for your letter dated April 8, 2011 with regard to the above-referenced filing made by lululemon athletica inc. (“lululemon”). We have provided below lululemon’s responses to the comments set forth in your letter. To facilitate your review, each of lululemon’s responses is presented beneath the corresponding comment.
Preliminary Proxy Statement on Schedule 14A
1.	Please amend your filing to include a form of proxy.
     We acknowledge your comment and will include a form of proxy card with lululemon’s definitive proxy statement that complies with Rule 14a-4 and Rule 14a-6(e)(1).
* * * *
     lululemon acknowledges that:
•	lululemon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	lululemon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
.... Page 2

     Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.

Sincerely,
/s/ Christine M. Day
Christine M. Day
Chief Executive Officer lululemon athletica inc.

cc:	Mr. Jay Williamson (SEC Division of Corporate Finance)
Mr. Jim Lopez (SEC Division of Corporate Finance)
Mr. John E. Currie (lululemon athletica inc.)
Mr. David Negus (lululemon athletica inc.)
Mr. Michael Hutchings (DLA Piper LLP (US))